ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 27, 2019

Angela Jaimes

(617) 951-7591

Angela.Jaimes@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: David Orlic

Re:	Allianz Funds (Registration Nos. 33-36528 and 811-06161)—Responses to Comments on Post-Effective Amendment No. 203

Dear Mr. Orlic:

I am writing on behalf of Allianz Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or, the “SEC”) on the Fund’s Post-Effective Amendment No. 203 (the “485(a) Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”). The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on June 28, 2019 in connection with the annual update of the Registration Statement for all series of the Trust. We received your oral comments regarding the 485(a) Amendment via telephone on August 7, 2019. Summaries of your comments and the Trust’s responses are set forth below. These responses are reflected, to the extent applicable, in Post-Effective Amendment No. 204 (the “485(b) Amendment”) to the Trust’s Registration Statement, to be filed effective August 28, 2019, pursuant to Rule 485(b) under the Securities Act.

Prospectus

AllianzGI NFJ Mid-Cap Value Fund—Principal Investments and Strategies

1.

Comment: In the “Principal Investments and Strategies” section of the Fund Summary, please provide support for the position that a $50 billion market capitalization can be considered “mid-cap” in common usage. Please cite any industry indices, classifications used by ratings organizations or definitions in financial publications that use a $50 billion figure to describe mid-capitalization companies. Please see Question Six of the companion release to the adopting release to Rule 35d-1 under the Investment Company Act of 1940 (“Rule 35d-1”), titled “Frequently Asked Questions about Rule 35d-1 (Investment Company Names).” In the Staff’s view, a range of $3 billion to $15 billion is a more reasonable range for mid-capitalization companies.

Response: The Trust notes that AllianzGI NFJ Mid-Cap Value Fund (the “Fund”) has adopted a policy under Rule 35d-1 to invest at least 80% of its net assets (plus any borrowings for investment purposes) in common stock and other equity securities of medium market capitalization (“Mid-Cap”) companies. As stated in the Registration Statement, the Trust currently considers Mid-Cap companies to have market capitalizations of at least $3 billion and up to the higher of $50 billion or the largest company held in the Russell Midcap Index (the “Index”). The Trust respectfully submits that Rule 35d-1 does not purport to define Mid-Cap. Based on Staff guidance, the Trust believes that the Fund has the discretion to define the term Mid-Cap in a reasonable manner so long as the Fund discloses to investors the definition it intends to employ.

The Trust believes that the Fund’s definition of Mid-Cap is appropriately reflective of an industry index commonly used to define Mid-Cap companies. Currently, the largest company in the Index exceeds the $50 billion market capitalization figure. On each of June 30, 2019 and July 31, 2019, the largest company held in the Index had a market capitalization of $50.7 billion and $71.6 billion, respectively. In addition, the inclusion of a fixed value in the definition of Mid-Cap provides clarity to investors during periods when the rebalancing of companies held in the Index may result in significant shifts in the Index’s capitalization range.

The Trust respectfully submits that the Fund has adopted a definition supported by a widely used industry index. Accordingly, the Trust respectfully declines to make the requested change.

Management of the Funds—Management Fees

2.

Comment: In the “Management of the Funds—Management Fees” subsection of the Prospectus, the Staff notes that the administrative fee rate for AllianzGI NFJ Small-Cap Value Fund (the “Fund”) is observed through October 31, 2018. Please confirm if this contractual term is accurate or if it should be updated.

Response: The Trust notes that the Fund’s contractual administrative fee waiver expired on October 31, 2018. In the 485(b) Amendment, the referenced disclosure will be moved to a footnote to the “Administration Fees” table within the same subsection.

Appendix A—Intermediary Sales Charge Discounts and Waivers

3.

Comment: With respect to disclosure relating to intermediary sales charge discounts and waivers in Appendix A, it is the Staff’s position that investors should be able to determine, by reading such disclosure, whether they would be eligible for a scheduled variation from the sales load charges that would otherwise apply. In Appendix A generally, and specifically as it relates to Class A and Class C transactions through Raymond James &

Associates, Inc., Raymond James Financial Services, Inc. and Raymond James Affiliates (collectively, “Raymond James”), please elaborate on what is meant by the terms “fund family” and “eligible fund family.”

Additionally, please clarify what is meant by “in line with the policies and procedures of Raymond James” in reference to the conversion of Class C shares to Class A shares. As currently formulated, the Staff believes that an investor would not be able to determine, by reading the disclosure, whether they would be eligible for such scheduled variations from the sales charges that would otherwise apply.

Response: With respect to the first part of the Staff’s comment, the Trust notes that the term “family of investment companies” is a term adopted by the SEC in Form N-1A and generally well understood in the asset management industry. We believe that, to the extent the terms “fund family” and “eligible fund family” are used in Appendix A, they are broadly understood to mirror similar language adopted and used by the SEC in its forms and guidance. To the extent there are interpretive questions around the meaning of particular terms, they would need to be answered on an intermediary-specific basis.

Accordingly, to avoid undue investor confusion, the first paragraph of Appendix A currently contains disclosure directing investors to each of the respective financial intermediaries for information about their waivers and discounts policies, as follows (emphasis added):

Ameriprise Financial, Inc. (“Ameriprise Financial”), Merrill Lynch, Pierce, Fenner & Smith Inc. (“Merrill Lynch”), Morgan Stanley Smith Barney LLC (“Morgan Stanley”) and Raymond James (as defined below) have implemented a schedule of sales charge discounts and waivers, as described below. Please contact the applicable financial intermediary with any questions regarding how it applies the policies described below and to ensure that you understand what steps you must take to qualify for any available waivers or discounts.

With respect to the second part of the Staff’s comment, the Trust notes that whether a conversion is in line with the policies and procedures of Raymond James, is ultimately a determination made by Raymond James. Additionally, the policies and procedures of Raymond James may change from time to time without input from or prior notice to the Trust. As such, the Trust respectfully submits that directing investors to contact their financial intermediaries is both necessary and sufficient to ensure they are communicated the most up-to-date information regarding their eligibility for conversion.

Accordingly, the Trust respectfully declines to make additional revisions to Appendix A in response to the Staff’s comment.

Statement of Additional Information (“SAI”)

Distribution of Trust—Purchases, Exchanges and Redemptions

4.	Comment: The Staff notes that in the “Distribution of Trust—Purchases, Exchanges and Redemptions” subsection of the SAI, the last sentence of the third paragraph from the top states:

In an intra-Fund exchange, the Distributor may, in its discretion, waive the applicable initial sales charge or CDSC under certain circumstances, including situations in which a financial intermediary with which the Distributor has an agreement that initiates an intra-Fund exchange on behalf of shareholders it services.

Please consider disclosing with specificity the circumstances under which charges associated with an intra-Fund exchange will be waived.

Response: The Trust will revise the referenced disclosure in the 485(b) Amendment as shown below, and will move the revised disclosure from its current location in the SAI to the “Classes of Shares—Exchanges” section of the Prospectus (new text underlined and deleted text in ~~strikethrough~~):

~~In an intra-Fund exchange, t~~The Distributor ~~may, in its discretion,~~will waive the applicable initial sales charges ~~or CDSC under certain circumstances, including situations in which a financial intermediary with which the Distributor has an agreement initiates an~~ for intra-Fund exchanges that are initiated on behalf of shareholders ~~it services~~ by their financial intermediary.

* * * * *

Please do not hesitate to call me (at 617-951-7591) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Angela C. Jaimes
Angela C. Jaimes, Esq.

cc:	Angela Borreggine, Esq.
Debra Rubano, Esq.
George B. Raine, Esq.
Benjamin J.G. Ruano, Esq.